UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cowen Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $.01 per share

(Title of Class of Securities)

223622101

(CUSIP Number)

UniCredit S.p.A.

c/o Andy Lupo

UniCredit Bank AG

150 East 42nd Street

New York, New York 10017

Tel.: (212) 672-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 223622101	Page 2 of 10

1.	Names of Reporting Persons UniCredit S.p.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UniCredit S.p.A. is organized under the laws of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,518,685
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,518,685
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,518,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 223622101	Page 3 of 10

1.	Names of Reporting Persons UniCredit Bank Austria AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UniCredit Bank Austria AG is organized under the laws of Austria
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,518,685
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,518,685
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,518,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) BK

CUSIP No. 223622101	Page 4 of 10

1.	Names of Reporting Persons BA Alpine Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization BA Alpine Holdings, Inc. is organized under the laws of the State of Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,518,685
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,518,685
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,518,685
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) CO, IV, OO

CUSIP No. 223622101	Page 5 of 10

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 599 Lexington Avenue, 20th Floor, New York, New York 10022. This Amendment No. 2 (“Amendment No. 2”) supplements and amends the Schedule 13D filed on March 12, 2010 (the “Original Schedule 13D”) by BA Alpine Holdings, Inc. (“BA Alpine”), UniCredit Bank Austria AG (“Bank Austria”) and UniCredit S.p.A. (“UniCredit”) (collectively, the “Reporting Persons”) with respect to the Class A Common Stock, as amended on May 13, 2010 (“Amendment No. 1”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D and/or Amendment No. 1. The Reporting Persons are filing this Amendment No. 2 to report that, as a result of certain sales of the Class A Common Stock in ordinary market transactions (see Item 5), UniCredit’s beneficial ownership of the Class A Common Stock has decreased by more than one percent. However, BA Alpine’s and Bank Austria’s beneficial ownership remains unchanged. Except as specifically amended by this Amendment No. 2, the disclosure in the Original Schedule 13D as amended by Amendment No. 1 remains in full force and effect.

Item 2.	Identity and Background

The responses set forth in Item 2 of the Original Schedule 13D and Amendment No. 1 are hereby amended and supplemented as follows:

The name, present principal occupation or employment, present business address and country of citizenship of each director and executive officer of each Reporting Person is set forth on Schedule I attached hereto. Except as otherwise indicated, the business address of each director and executive officer of Bank Austria listed on Schedule I is Schottengasse 6-8, 1010 Vienna, Austria. Except as otherwise indicated, the business address of each director of UniCredit listed on Schedule I is Via San Protaso, 3, 20121 Milan, Italy and the business address of each executive officer of UniCredit listed on Schedule I is Piazza Cordusio 2, 20123 Milan, Italy.

Item 4.	Purpose of Transaction

The responses set forth in Item 4 of the Original Schedule 13D and Amendment No. 1 are hereby amended and supplemented as follows:

Between October 26, 2012, and February 1, 2013, HVB Alternative Advisors LLC (“HVB Alternative Advisors”), an indirect wholly owned subsidiary of UniCredit, effected sales of 1,713,882 shares of the Class A Common Stock and between February 2, 2013, and the date of this Amendment No. 2, HVB Alternative Advisors effected sales of an additional 1,000,000 shares of the Class A Common Stock. All of the foregoing transactions were effected in open market transactions in the ordinary course of HVB Alternative Advisors’ business and not with the purpose nor with the effect of changing or influencing the control of the Issuer, nor in connection with or as a participant in any transaction having such purpose or effect. (See Item 5(c) for a list of transactions during the past 60 days.) The Reporting Persons may in the future determine to purchase more shares of the Issuer’s Class A Common Stock and/or dispose of shares of the Issuer’s Class A Common Stock in the ordinary course of their business activities, as market and other conditions dictate. Other than as described herein, none of the Reporting Persons have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The responses set forth in Item 5(a), (b) and (c) of the Original Schedule 13D and Amendment No. 1 are hereby amended and supplemented as follows:

(a) The following disclosure assumes that there are 113,508,235 shares of the Issuer’s Class A Common Stock outstanding as November 7, 2012, which figure is based on the Issuer’s Form 10-Q filed on November 8, 2012.

(b) Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), BA Alpine may be deemed to beneficially own 8,518,685 shares of the Issuer’s Class A Common Stock, which would constitute 7.5 % of the Issuer’s outstanding Class A Common Stock. The 8,518,685 figure represents the number of shares of the Class A Common Stock that BA Alpine is permitted under the RCG Operating Agreement to have distributed to it, or disposed of on its behalf, as of the date hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that BA Alpine is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 223622101	Page 6 of 10

As the direct corporate parent of BA Alpine, Bank Austria has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. As a result, Bank Austria may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by BA Alpine. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Bank Austria is the beneficial owner of any of the Issuer’s Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the direct corporate parent of Bank Austria, UniCredit has the power to direct the voting of and disposition of any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. As a result, UniCredit may be deemed to beneficially own any shares of the Issuer’s Class A Common Stock deemed to be beneficially owned by Bank Austria. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that UniCredit is the beneficial owner of any of the BA Alpine Shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed. As the indirect corporate parent of HVB Alternative Advisors, UniCredit had the power to direct the voting of and disposition of 2,713,882 shares of the Issuer’s Class A Common Stock defined in the Original Schedule 13D and Amendment No. 1 as the “Asset Exchange Stock,” which was beneficially owned by HVB Alternative Advisors. As a result, UniCredit was deemed to beneficially own the Asset Exchange Stock. As reported in this Amendment No. 2, all of the shares of the Asset Exchange Stock have been sold by HVB Alternative Advisors. Accordingly, UniCredit may be deemed to beneficially own the 8,518,685 shares of the Issuer’s Common Stock beneficially owned by BA Alpine and Bank Austria, which would constitute 7.5% of the Issuer’s outstanding Class A Common Stock.

Except as disclosed herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, presently has the power to vote or to direct the vote or to dispose of or direct the disposition of any of the shares of the Issuer’s Class A Common Stock.

(c) Between December 18, 2012 and the date of filing of this Amendment No. 2, HVB Alternative Advisors sold shares of the Asset Exchange Stock in open market transactions. A list of those transactions is provided below. Other than as described herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Class A Common Stock.

Transaction Date	Number of Shares	Price per share
12-18-2012	60,749	2.5019
12-18-2012	101,426	2.5003
01-02-2013	3,100	2.5500
01-03-2013	76,671	2.5500
01-03-2013	3,780	2.5500
01-03-2013	27,299	2.5500
01-07-2013	252,843	2.5810
01-23-2013	250,000	2.6000
01-31-2013	13,035	2.6704
02-01-2013	736,779	2.6718
02-05-2013	23,754	2.7200
02-06-2013	467,177	2.7310
02-06-2013	509,069	2.7500

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Item 6 of the Original Schedule 13D and Amendment No. 1 are hereby amended and supplemented as follows:

Joint Filing Agreement

On March 12, 2010, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached to the Original 13D as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

All of the materials filed as exhibits to the Original Schedule 13D and Amendment No. 1 are incorporated by reference herein.

CUSIP No. 223622101	Page 7 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2013

UNICREDIT S.p.A.

By:	/s/ Jean Pierre Mustier
Name:	Jean Pierre Mustier
Title:	Head of CIB Division, UniCredit S.p.A.

UNICREDIT BANK AUSTRIA AG

By:	/s/ Josef Duregger
Name:	Josef Duregger
Title:	Head of Shareholding and Business Development

By:	/s/ Markus Schwimann
Name:	Markus Schwimann
Title:	Prokurist of UniCredit Bank Austria AG

BA ALPINE HOLDINGS, INC.

By:	/s/ Josef Duregger
Name:	Josef Duregger
Title:	Director, President and Treasurer

By:	/s/ Nicola Corsetti
Name:	Nicola Corsetti
Title:	Director and Vice-President and Secretary

CUSIP No. 223622101	Page 8 of 10

SCHEDULE I

UNICREDIT S.P.A.

DIRECTORS AND EXECUTIVE OFFICERS

Members of the Board of Directors

Name	Present Principal Occupation	Citizenship

Giuseppe Vita	Chairman of the Board of Directors, UniCredit S.p.A.	Italy

Candido Fois	Deputy Chairman of the Board of Directors, UniCredit S.p.A.	Italy

Vincenzo Calandra Buonaura	Deputy Chairman of the Board of Directors, UniCredit S.p.A.	Italy

Luca Cordero di Montezemolo	Deputy Chairman of the Board of Directors, UniCredit S.p.A.	Italy

Fabrizio Palenzona	Deputy Chairman of the Board of Directors, UniCredit S.p.A.	Italy

Federico Ghizzoni	Chief Executive Officer, UniCredit S.p.A.	Italy

Mohamed Ali Al Fahim	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Italian and German companies and institutions	Abu Dhabi

Manfred Bischoff	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Italian and German companies	Germany

Henryka Bochniarz	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Poland

Alessandro Caltagirone	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Italy

Francesco Giacomin	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Italy

Helga Jung	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Allianz SE, Allianz Seguros and Allianz Portugal S.A.	Germany

Friedrich Kadrnoska	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	Austria

Marianna Li Calzi	Member of UniCredit S.p.A. Board of Directors and Member of the Board of Directors of Civita Sicilia srl	Italy

Luigi Maramotti	Member of UniCredit S.p.A. Board of Directors and Chairman of the Board of Directors of Max Mara S.r.l.	Italy

Giovanni Quaglia	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, Italian companies	Italy

Lucrezia Reichlin	Member of UniCredit S.p.A. Board of Directors and Member of the Board of Directors of Messaggerie Italiane S.p.A.	Italy

Lorenzo Sassoli de Bianchi	Member of UniCredit S.p.A. Board of Directors and Chairman of the Board of Valsoia S.p.A.	France

Anthony Wyand	Member of UniCredit S.p.A. Board of Directors and various other positions with, and board memberships in, companies and institutions	United Kingdom

CUSIP No. 223622101	Page 9 of 10

Executive Management

Name	Present Principal Occupation	Citizenship

Federico Ghizzoni	Chief Executive Officer, UniCredit S.p.A.	Italy

Roberto Nicastro	General Manager, UniCredit S.p.A.	Italy

Paolo Fiorentino	Chief Operating Officer, UniCredit S.p.A.	Italy

Jean Pierre Mustier	Head of CIB Division, UniCredit S.p.A.	France

Nadine Faruque	General Counsel & Group Compliance Officer, UniCredit S.p.A.	Switzerland

Alessandro Maria Decio	Chief Risk Officer, UniCredit S.p.A.	Italy

Marina Natale	Chief Financial Officer, UniCredit S.p.A.	Italy

Paolo Cornetta	Head of Human Resources, UniCredit S.p.A.	Italy

UNICREDIT BANK AUSTRIA AG

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Citizenship

Willibald Cernko	CEO and Chairman of Management Board of UniCredit Bank Austria AG	Austria

Francesco Giordano	CFO and Member of Management Board of UniCredit Bank Austria	Italy

Jürgen Kullnigg	CRO and Member of Management Board of UniCredit Bank Austria	Austria

Helmut Bernkopf	Member of Management Board of UniCredit Bank Austria AG	Austria

Paolo Fiorentino	Deputy Chairman of Supervisory Board of UniCredit Bank Austria AG and COO and Member of Management Committee of UniCredit S.p.A.	Italy

Candido Fois	Member of Supervisory Board of UniCredit Bank Austria AG and Deputy Chairman of UniCredit S.p.A. Board of Directors	Italy

Erich Hampel	Chairman of Supervisory Board and Deputy Chairman of Audit Committee of UniCredit Bank Austria AG and various other board memberships	Austria

Dieter Hengl	Member of Management Board of UniCredit Bank Austria	Austria

Wolfgang Heinzl	Member of Supervisory Board and Audit Committee of UniCredit Bank Austria AG and various other board memberships	Austria

Adolf Lehner	Member of Supervisory Board and Audit Committee of UniCredit Bank Austria AG and various other board memberships	Austria

Jean Pierre Mustier	Member of Supervisory Board of UniCredit Bank Austria AG and Head of CIB Division, UniCredit S.p.A.	France

Roberto Nicastro	Member of Supervisory Board and Audit Committee of UniCredit Bank Austria AG and General Manager of UniCredit S.p.A.	Italy

Vittorio Ogliengo	Member of Supervisory Board of UniCredit Bank Austria AG and Member of Management Committee of UniCredit S.p.A.	Italy

CUSIP No. 223622101	Page 10 of 10

Name	Present Principal Occupation	Citizenship

Gianni Franco Papa	Deputy Chairman of Management Board of UniCredit Bank Austria AG	Italy

Emmerich Perl	Member of Supervisory Board of UniCredit Bank Austria AG	Austria

Franz Rauch	Member of Supervisory Board of UniCredit Bank Austria AG and various other board memberships	Austria

Josef Reichl	Member of Supervisory Board of UniCredit Bank Austria AG	Austria

Karl Samstag	Member of Supervisory Board and Audit Committee of UniCredit Bank Austria AG	Austria

Wolfgang Sprißler	Member of Supervisory Board and Chairman of the Audit Committee of UniCredit Bank Austria AG	Germany

Ernst Theimer	Member of Supervisory Board of UniCredit Bank Austria AG	Austria

Doris Tomanek	Member of Management Board of UniCredit Bank Austria AG	Austria

Robert Traunwieser	Member of Supervisory Board of UniCredit Bank Austria AG	Austria

Barbara Wiedernig	Member of Supervisory Board of UniCredit Bank Austria AG	Austria

Robert Zadrazil	Member of Management Board of UniCredit Bank Austria AG	Austria

BA ALPINE HOLDINGS, INC.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Principal Occupation	Business Address	Citizenship

Josef Duregger	Director, President and Treasurer of BA Alpine Holdings, Inc.; Head of Shareholding and Business Development, UniCredit Bank Austria AG	Renngasse 2 A-1010 Vienna Austria	Austria

Nicola Corsetti	Director, Vice-President and Secretary of BA Alpine Holdings, Inc.; Chief Operating Officer, Corsa Financial, Ltd. and EFG Bank	685 Yacht Drive P.O. Box 31362 West Bay, Grand Cayman KY1-1206 Cayman Islands	United States